Exhibit 99.1

April 27th, 2026

To the Shareholders and Board of Directors of Empery Digital Inc.

I personally beneficially own 12.1% of Empery Digital Inc.

I write to demand Empery Digital immediately restart maximum daily buybacks.

Since February 2026, Empery Digital began selling BTC and buying in stock. Often they bought in nearly 1% of shares outstanding, per day. They trumpeted this in weekly press releases and Twitter videos.

Ten business days ago Empery Digital effectively halted this buyback without explanation. The large discount to NAV has only grown since the buyback was curtailed. Ceasing the buyback is leaving millions of dollars of NAV on the table.

These actions demonstrate that, like much of this management’s rhetoric, the buyback was always performative, not truly intended to benefit the shareholders.

By my estimates Empery Digital has wasted over $15mm of our money, or $0.50 per share, in operating expenses since last summer’s conversion to a Bitcoin Treasury (including of course the rent for Ryan Lane’s hedge fund’s offices and the salaries for the manager’s hedge fund’s employees). The buyback re-allocated approximately $0.17 per share of NAV since February for remaining shareholders off the backs of trapped shareholders selling at a discount.

We are reminded that CEO Ryan Lane personally owns a de minimis amount of Empery Digital’s stock, around 0.3% of shares, based on his public disclosures. Empery’s economic value to him is overwhelmingly in fees from his hedge fund clients, as well as option grants, expenses, and salaries billed to us, the owners of this company. He has quite logically stopped any pretense of maximizing shareholder value, while continuing to waste our money.

The only argument for this entity to continue to exist was the buyback. It must be immediately reinstated at the maximum amount daily allowed.

Tice Brown, J.D.